[redacted]

14046820

3/12/14 ICW

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert Maartens 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert Maartens, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2-26-14

President
Title

[signature]
Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
No. 01RO6128557
Qualified in New York County
Commission Expires June 13, 2017

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2013

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the Unites States of America.

Rayfield & Licata

February 26, 2014
Livingston, New Jersey

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

ASSETS		
Cash	$13,318,620	
Due from clearing broker	391	
Due from affiliate	1,615,445	
Deferred income taxes	1,063,789	
Other assets	39,911	
Total assets		$16,038,156

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliate	$ 255,464	
Accrued compensation and benefits	2,574,864	
Accrued expenses and other liabilities	324,995	
Total liabilities		$ 3,155,323
STOCKHOLDER'S EQUITY		
Common stock ($1 par value)		
5,000 shares authorized		
3,000 shares outstanding	3,000	
Paid in capital	6,148,161	
Retained earnings	6,731,672	
Total stockholder's equity		12,882,833
Total liabilities and stockholder's equity		$16,038,156

See Notes to financial statement

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company was established to introduce emerging market trading business to an affiliate and to expand the client base of this affiliate in North and South America. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the National Futures Association.

For the year ended December 31, 2013, all of the Company's activities consisted of serving in an agency capacity related to certain securities transactions of an affiliate.

The Company is a wholly owned subsidiary of Standard New York, Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard New York, Inc. is a wholly owned subsidiary of Standard Bank London Holdings Limited, which is a majority owned subsidiary of Standard Bank Group Limited, and an indirect wholly owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

B. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries any such accounts on a fully disclosed basis as customers of the financial institution. As a result, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with any such transactions.

Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their settlement date are recorded net on the statement of financial condition.

For the year ended December 31, 2013, the Company conducted no proprietary security transactions or transactions for customers. All of the Company's securities activities consisted entirely of acting as an agent for and introducing emerging markets trading business to an affiliate.

C. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting

period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any changes in the liability is recognized in the statement of income. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent with another affiliate. Under this group's tax sharing policy, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated group are remitted by the Affiliate to the taxing authorities on behalf of the consolidated entities. The Company reimburses the Affiliate for its allocated portion of the income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2013, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DUE FROM CLEARING BROKER

Due from clearing broker consists of cash deposits with a financial institution.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank PLC, an affiliated entity which, among other terms and conditions, provides that a portion of revenues generated from certain of this affiliate's securities transactions are allocated to the Company.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options based compensation plan which it closed in November 2012. As a member entity of the Standard Bank Group, this plan covered certain employees of the Company. The plan was a long term staff incentive arrangement, the purpose of which was to link the value of the shadow share options granted to selected employees to the performance of SIH. The Plan provided for participants to be rewarded in cash by reference to the growth in value of the shadow shares. Upon closure of the Plan by SIH, all outstanding shadow shares were automatically exercised. The statement of financial condition includes an accrued compensation liability of approximately $101,000 related to final settlement of Plan balances. Paid in capital includes approximately $120,000 relating to SIH's capital contribution to fund the plan.

A limited number of employees have also been granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provides rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. These share options expire ten years after their grant date and become fully vested after a five year term. Paid in capital includes approximately $31,000 related to this plan.

The Standard Bank Group also has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. For awards granted in 2011 and subsequent years, they vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending on the fourth anniversary of the award date. For all awards granted prior to 2011, the awards cliff vest at the end of a three year period and the exercise and payment of these awards occurs automatically

on the fourth anniversary of the award date. Also, the awards granted prior to 2011 will become fully vested and payable, subject to certain conditions, upon termination of employment. For awards granted prior to 2012, the plan also includes a discretionary option for an additional amount (kicker payment) to be paid subject to the terms specified in the agreement. The statement of financial condition includes an accrued compensation liability of approximately $2,474,000 related to this plan. The Company paid approximately $1,967,000 to settle exercised Quanto stock units during 2013.

The following table summarizes activity under these share-based compensation plans

	SBG Share Options	Quanto Stock Units
Outstanding at January 1, 2013	10,000	26,377
Awarded/Issued		5,125
Leavers/Lapses and Transfers		(2,856)
Exercised		(12,270)
Outstanding at December 31, 2013	10,000	16,376

There were no SBG share options granted during the year. The outstanding SBG share options at December 31, 2013 expire during the year ending December 31, 2016. As of December 31, 2013, all compensation cost related to unvested SBG share options has been recognized. The following table summarizes details related to unexercised SBG share options

Expiration Date	SBG Share Options Price Range	SBG Share Options Outstanding at 12/31/13
Year Ending 12/31/2016	$7.57	10,000

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2013
February 2010	February 2014	$114.97	3,182
February 2011	February 2015	$98.80	3,985
March 2012	March 2016	$108.90	4,604
March 2013	March 2017	$115.51	4,605
			16,376

As of December 31, 2013, approximately $599,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period as follows

Year ending December 31,	2014	$366,000
	2015	204,000
	2016	29,000
		$599,000

Due from affiliate of $1,615,445 as of December 31, 2013 is from Standard Bank PLC.

In the normal course of business, the Company and Standard Americas, Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which Standard Americas, Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2013, the due to affiliate balance of $255,464 with Standard Americas, Inc. is net of approximately $413,000 related to the Company's portion of refundable income taxes.

NOTE 4 - EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $241,000 to the plan in 2013.

NOTE 5 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Compensation, including $56,660 for share options	$1,120,449
Less valuation allowance for share options	(56,660)
Total deferred income tax asset	$1,063,789

The Company is included in consolidated tax returns filed by its Parent in the U.S. Federal jurisdiction and state and local jurisdictions. These consolidated tax returns are subject to tax examinations from the U.S. Federal, state and local taxing authorities for the years 2010 through 2013.

NOTE 6 - CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $10,163,688 which was $9,913,688 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2013.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 26, 2014 the date the statement of financial condition was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report On Internal Control Under SEC Rule 17A-5(g)(1)

In planning and performing our audit of the financial statements of Standard New York Securities, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Standard New York Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Standard New York Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Standard New York Securities, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Standard New York Securities, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Standard New York Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Standard New York Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Standard New York Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 26, 2014
Livingston, New Jersey